UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 23, 2009
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated July 23, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: July 23, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS
DECLARES SECOND QUARTER DISTRIBUTION AND
REPORTS FIRST QUARTER RESULTS
Highlights
▪	Declared a cash distribution of $0.45 per unit for the second quarter of 2009, unchanged from the previous quarter.

▪	Generated distributable cash flow of $10.0 million in the first quarter of 2009, up from $6.8 million in the first quarter of 2008.
Hamilton, Bermuda, July 23, 2009 — Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today declared a cash distribution of $0.45 per unit ($1.80 per unit on an annualized basis) for the quarter ended June 30, 2009. The cash distribution will be payable on August 14, 2009 to all unitholders of record on July 29, 2009.
The Partnership also reported today its results for the quarter ended March 31, 2009. During the first quarter, the Partnership generated distributable cash flow(1) of $10.0 million, an increase from $6.8 million for the first quarter of 2008, primarily as a result of the Partnership’s acquisition of an additional 25 percent interest in Teekay Offshore Operating Partners (OPCO) in June 2008. However, the Partnership’s distributable cash flow in the first quarter decreased from $11.7 million in the fourth quarter of 2008. On May 4, 2009, the Partnership declared a cash distribution of $0.45 per unit for quarter ended March 31, 2009. The cash distribution was paid on May 15, 2009, to all unitholders of record on May 8, 2009.
“The Partnership’s first quarter 2009 results were affected by several factors which reduced income from vessel operations and distributable cash flow for the quarter,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. “These include costs related to higher than anticipated operating expenses primarily related to our North Sea shuttle tanker operations, the re-flagging of certain of our shuttle tankers in order to lower our future crewing costs, lower fleet utilization as a result of reduced oil production in the first quarter and reduced revenues due to start-up delays at some of the new North Sea fields. Factors impacting our first quarter results have generally persisted through the second quarter, which in addition experienced a seasonal decline in shuttle tanker utilization due to field maintenance.”
Mr. Evensen continued, “As a result of the progress made on our re-flagging and other cost management initiatives, we expect lower run-rate operating expenses, which combined with higher fleet utilization following the completion of seasonal maintenance and the start-up of new North Sea fields, should result in an improvement in the Partnership’s distributable cash flow in the second half of the year and support our current quarterly cash distribution level. Importantly, today we declared a $0.45 per unit distribution for the second quarter.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet, including vessels owned by OPCO, as of July 1, 2009:

	Number of Vessels
	Owned	Chartered-in
	Vessels	Vessels	Total

Shuttle Tanker Segment	27 *	8	35
Conventional Tanker Segment	11	—	11
FSO Segment	5	—	5

Total	43	8	51

*	Includes five shuttle tankers in which OPCO’s ownership interest is 50% and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.
Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay Corporation (Teekay) is obligated to offer to the Partnership its interest in certain shuttle tankers, Floating Storage and Offloading units (FSO) and Floating Production Storage and Offloading (FPSO) units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Teekay Offshore also may acquire additional limited partner interests in OPCO or vessels that Teekay may offer the Partnership from time to time in the future.
Shuttle Tankers
Teekay has ordered four Aframax shuttle tanker newbuildings that are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $460 million. Teekay Offshore anticipates that these vessels will be offered to the Partnership pursuant to the omnibus agreement and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to the vessel deliveries or OPCO’s contracts-of-affreightment in the North Sea.
FPSO Units
On July 9, 2008, Teekay completed the acquisition of the remaining 35.3 percent of Teekay Petrojarl ASA (Teekay Petrojarl) it did not previously own. Teekay Petrojarl is a leading operator of FPSO units, with four units operating in the North Sea and one unit operating in Brazil.
Pursuant to the omnibus agreement, Teekay was obligated to offer to Teekay Offshore the 1998-built FPSO unit, the Varg, within 30 days of the unit being re-chartered by Teekay Petrojarl on December 4, 2008. Teekay Offshore has agreed to waive Teekay’s obligation to offer the unit to the Partnership for charter or purchase within 30 days of the re-chartering in exchange for the right to acquire the unit for its fair market value, at any time until December 4, 2009.
Teekay is also obligated to offer to the Partnership, prior to July 9, 2010 and for fair market value, two additional existing FPSO units of Teekay Petrojarl, in addition to the Varg, that are servicing contracts in excess of three years in length.
Teekay’s Remaining Interest in OPCO
Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent. OPCO is a Marshall Islands limited partnership with a fleet of 33 shuttle tankers (including eight chartered-in vessels), four FSO units, nine double-hull conventional oil tankers and two lightering vessels.
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Financial Summary
The Partnership reported adjusted net income(1) (as detailed in Appendix A to this release) of $7.5 million for the quarter ended March 31, 2009, compared to $4.2 million for the same period of the prior year. Adjusted net income excludes a number of specific items which had the net effect of increasing net income by $9.5 million and decreasing net income by $17.4 million for the quarters ended March 31, 2009 and 2008, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners of $16.9 million(3), on a GAAP basis, for the first quarter of 2009, compared to a net loss attributable to the Partners, on a GAAP basis, of $13.2 million(3), for the same period last year. Net voyage revenues(2) for the first quarter of 2009 increased to $158.6 million from $153.6 million for the same period of the prior year.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of certain derivative instruments, as unrealized gains or losses, through the statements of income (loss). This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
Operating Results
The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended				Three Months Ended
	March 31, 2009				March 31, 2008
	(unaudited)				(unaudited)
	Shuttle	Conventional			Shuttle	Conventional
(in thousands of	Tanker	Tanker	FSO		Tanker	Tanker	FSO
U.S. dollars)	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total

Net voyage revenues	119,897	23,862	14,853	158,612	114,506	22,351	16,698	153,555

Vessel operating expenses*	39,522	5,390	5,822	50,734	29,660	5,959	6,312	41,931
Time-charter hire expense	32,145	—	—	32,145	33,646	—	—	33,646
Depreciation and amortization	23,155	5,974	5,402	34,531	22,551	5,257	5,104	32,912

Cash flow from vessel operations**	31,404	17,038	8,591	57,033	39,265	13,042	9,557	61,864

*	Commencing in the quarter ended March 31, 2009, and applied retroactively, the gains and losses related to non-designated derivative instruments have been reclassified to a separate line item in the Statements of Income (Loss) and are no longer included in the amounts above.

**	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, and includes the realized gains (losses) on the settlements of foreign currency exchange forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(1)	Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A to the Consolidated Statements of Income (Loss) included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)	Commencing in 2009, and applied retroactively, in accordance with SFAS 160, the Partnership’s GAAP net income (loss) is presented before non-controlling interest on the Statements of Income (Loss). Net income (loss) attributable to Partners represents the net income (loss) attributable to the limited partners and general partner of Teekay Offshore.
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Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $31.4 million for the first quarter of 2009, compared to $39.3 million for the same quarter of the prior year primarily due to an increase in vessel operating costs, and restructuring charges of $2.2 million related to the re-flagging of certain of the Partnership’s Norwegian-flagged vessels, partially offset by an increase to our shuttle tanker revenues. Vessel operating expenses increased from the same quarter of the prior year primarily due to the rising costs of supplies, an increase in crew manning costs and the impact of changes in foreign currency exchange rates. Shuttle tanker net voyage revenues increased from the same quarter one year ago primarily due to a $4.0 million increase as a result of a decrease in the number of off-hire days for vessels on time-charter contracts, $3.3 million from a new time-charter agreement, which began in December 2008, partially offset by a $4.1 million decrease in utilization of vessels on contracts of affreightment and lower rates earned by surplus vessels trading in the spot tanker market.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $17.0 million for the first quarter of 2009 from $13.0 million for the same quarter of the prior year, primarily due to the acquisition of two Aframax tankers, the SPT Explorer and SPT Navigator, in the second quarter of 2008, an increase in the daily hire rate for all nine time-charter contracts with Teekay, a decrease in off-hire days and a decrease in operating expenses in the first quarter of 2009 as compared to the same quarter one year ago.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $8.6 million for the first quarter of 2009 from $9.6 million for the same quarter of the prior year, primarily due to changes in foreign currency exchange rates.
Liquidity
As of March 31, 2009, the Partnership had total liquidity of $295.5 million, which consisted of $147.8 million in cash and cash equivalents and $147.7 million in undrawn revolving credit facilities.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 33 shuttle tankers (including eight chartered-in vessels), four FSO units, nine double-hull conventional oil tankers and two lightering vessels. In addition, Teekay Offshore has direct ownership interests in two shuttle tankers and one FSO unit. Teekay Offshore also has rights to participate in certain FPSO opportunities.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	183,425	216,129	204,932

OPERATING EXPENSES
Voyage expenses	24,813	51,293	51,377
Vessel operating expenses (1)	50,734	48,388	41,931
Time-charter hire expense	32,145	34,852	33,646
Depreciation and amortization	34,531	35,036	32,912
General and administrative (1)	11,922	17,853	15,826
Restructuring charge (2)	2,201	—	—

	156,346	187,422	175,692

Income from vessel operations	27,079	28,707	29,240

OTHER ITEMS
Interest expense	(10,568)	(14,859)	(21,266)
Interest income	826	885	1,249
Realized and unrealized gain (loss) on derivative instruments (3)	17,584	(126,670)	(45,415)
Income tax (expense) recovery	(4,138)	21,852	(197)
Foreign exchange (loss) gain (1)	(2,248)	5,737	(2,463)
Other income — net	3,081	2,666	2,626

Net income (loss)	31,616	(81,682)	(36,226)

Net income (loss) attributable to:
Non-controlling interests (4)	14,676	(30,947)	(23,477)
Dropdown Predecessor	—	—	485
Partners	16,940	(50,735)	(13,234)

Limited partners’ units outstanding:
Weighted-average number of common units outstanding — Basic and diluted	20,425,000	20,425,000	9,800,000

Weighted-average number of subordinated units outstanding — Basic and diluted	9,800,000	9,800,000	9,800,000

Weighted-average number of total units outstanding — Basic and diluted	30,225,000	30,225,000	19,600,000

(1)	The Partnership has entered into foreign exchange forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to United States generally accepted accounting principles (GAAP). Unrealized gains and losses arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses, general and administrative expenses, and foreign exchange gains (losses) in the above Statements of Income (Loss) as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
Vessel operating expenses	735	(567)	445
General and administrative	1,202	(1,445)	231
Foreign exchange loss	—	—	(452)

(2)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which will result in lower future crewing costs. The Partnership expects to incur an additional $1.5 million in similar restructuring charges in the second quarter of 2009.

(3)	Commencing in the three months ended March 31, 2009, and applied retroactively, the realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:
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	Three Months Ended,
	March 31,	December 31,	March 31,
	2009	2008	2008
Realized losses relating to:
Interest rate swaps	(8,460)	(8,746)	(540)
Foreign currency forward contracts	(2,934)	(409)	—

	(11,394)	(7,155)	(540)

Unrealized gains (losses) relating to:
Interest rate swaps	26,626	(117,494)	(45,383)
Foreign currency forward contracts	2,351	(2,021)	508

	28,977	(119,515)	(44,875)

Total realized and unrealized gains (losses) on non-designated derivative instruments	17,583	(126,670)	(45,415)

(4)	Commencing in 2009, and applied retroactively, in accordance with SFAS 160 net income (loss) includes the net income (loss) attributable to non-controlling interests.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31, 2009	December 31, 2008
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	147,837	131,488
Other current assets	92,675	100,470
Vessels and equipment	1,680,279	1,708,006
Other assets	61,260	67,725
Intangible assets	43,026	45,290
Goodwill	127,113	127,113

Total Assets	2,152,190	2,180,092

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	57,944	54,368
Other current liabilities	33,921	29,734
Current portion of long-term debt	118,598	125,503
Current portion of derivative instruments	48,815	54,937
Long-term debt	1,435,656	1,440,933
Other long-term liabilities	143,801	172,368
Equity:
Non-controlling interest	206,102	201,383
Partners’ equity	107,353	100,866

Total Liabilities and Equity	2,152,190	2,180,092

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	53,882	48,011

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	111,338
Scheduled repayments of long-term debt	(7,182)	(8,044)
Prepayments of long-term debt	(5,000)	(17,000)
Distributions from subsidiaries to non-controlling interest	(13,879)	(24,019)
Cash distributions paid	(14,447)	(8,000)
Net advances to affiliates	—	(45,331)
Net advance from joint venture partner	221	—
Other	(289)	(287)

Net financing cash flow	(40,576)	8,657

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,486)	(46,026)
Investment in direct financing lease assets	—	(17)
Direct financing lease payments received	5,529	5,942

Net investing cash flow	3,043	(40,101)

Increase in cash and cash equivalents	16,349	16,567
Cash and cash equivalents, beginning of the period	131,488	121,224

Cash and cash equivalents, end of the period	147,837	137,791

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars)
Set forth below are some of the significant items of income and expense that affected the Partnership’s net income (loss) for the three months March 31, 2009 and 2008, all of which items are typically excluded by securities analysts in their published estimates of the Partnership’s financial results:

	Three Months	Three Months
	Ended	Ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Net income (loss) — GAAP basis	31,616	(36,226)
Adjustments:
Net (income) loss attributable to non-controlling interests	(14,676)	23,477
Net (income) loss attributable to drop-down predecessor	—	(485)

Net income (loss) attributable to the partners	16,940	(13,234)
Add (subtract) specific items affecting net income (loss):
Restructuring charges (1)	2,201	—
Foreign currency exchange (gains) losses (2)	311	3,139
Deferred income tax expense relating to unrealized foreign exchange gains (3)	8,364	8,400
Unrealized (gains) losses on derivative instruments (4)	(28,977)	44,875
Non-controlling interests’ share of items above (5)	8,628	(39,003)

Total adjustments	(9,473)	17,411

Adjusted net income	7,467	4,177

(1)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which will result in lower future crewing costs.

(2)	Foreign currency exchange gains (losses) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and also includes the unrealized gains and losses, arising from hedge ineffectiveness, from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.

(3)	Portion of deferred income tax expense related to unrealized foreign exchange gains and losses.

(4)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(5)	Primarily relates to Teekay’s non-controlling interest share of the items noted above.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by United States generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by United States generally accepted accounting principles. The table below reconciles distributable cash flow to net income.

Three Months Ended
March 31, 2009
(unaudited)

Net income	31,616
Add:
Depreciation and amortization	34,531
Income tax expense	4,138
Foreign exchange and other, net	640

Less:
Unrealized gains on non-designated derivative instruments	(28,977)
Estimated maintenance capital expenditures	(20,288)

Distributable Cash Flow before Non-Controlling Interest	21,660
Non-controlling interests’ share of DCF	(11,687)

Distributable Cash Flow	9,973

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2009
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Net voyage revenues (1)	119,897	23,862	14,853	158,612
Vessel operating expenses (2)	39,522	5,390	5,822	50,734
Time-charter hire expense	32,145	—	—	32,145
Depreciation and amortization	23,155	5,974	5,402	34,531
General and administrative (2)	10,048	1,434	440	11,922
Restructuring charges	2,201	—	—	2,201

Income from vessel operations	12,826	11,064	3,189	27,079

	Three Months Ended March 31, 2008
		(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Net voyage revenues (1)	114,506	22,351	16,698	153,555
Vessel operating expenses (2)	29,660	5,959	6,312	41,931
Time-charter hire expense	33,646	—	—	33,646
Depreciation and amortization	22,551	5,257	5,104	32,912
General and administrative (2)	12,793	2,204	829	15,826

Income from vessel operations	15,856	8,931	4,453	29,240

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	Commencing in the quarter ended March 31, 2009, and applied retroactively, the gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the Statements of Income (Loss) and are no longer included in the amounts above.
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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the impact on the Partnership’s distributable cash flow due to the re-flagging of certain shuttle tankers and other operating cost management initiatives, seasonal maintenance on certain North Sea oil facilities, and start-up delays on certain oil fields; the expected improvement in the Partnership’s distributable cash flow in the second half of 2009 and the ability to support the Partnership’s current quarterly cash distribution level; the Partnership’s future growth prospects; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer Teekay Petrojarl’s existing FPSO units and the timing and certainty of the Partnership’s acceptance, or election, to acquire these FPSOs from Teekay Corporation; the potential for Teekay to secure future FPSO projects; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; higher than expected increases in vessel operating expenses; the failure of Teekay to offer additional assets to Teekay Offshore; required approvals by the conflicts committee of Teekay Offshore to acquire assets from Teekay; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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